Exhibit 99.1

Notice and Access Notification to Shareholders

Annual General & Special Meeting of Shareholders

May 12, 2025
You are receiving this notification because Denison Mines Corp. (the “Company”) has opted to use the “notice and access” model for the delivery of its information circular (the “Circular”) to its shareholders in respect of its annual general & special meeting of shareholders to be held on May 12, 2025 (the “Meeting”).

Under “notice and access”, instead of receiving paper copies of the Circular, shareholders of record on March 24, 2025 are receiving this notice with information on how to access the Circular electronically. Such Shareholders will also receive a proxy or voting instruction form, as applicable, to use to vote at or in advance of the Meeting. The use of electronic delivery is more environmentally friendly and economical; it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

MEETING DATE AND LOCATION:

WHEN:	May 12, 2025 11:30 a.m. (Eastern Time)	WHERE:	The offices of the Company 1100 – 40 University Avenue, Toronto, Ontario M5J 1T1
Your vote is important. We recommend you vote your shares in advance of the meeting.
We believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Company in advance of, instead of only at, the meeting.
Only registered shareholders and duly appointed proxyholders will be permitted access to the meeting.

SHAREHOLDERS ARE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

●
ELECTION OF DIRECTORS: To elect eight directors of the Company for the ensuing year. See the sections entitled “The Election of Directors” in the Circular.

●
BOARD SIZE DISCRETION: To pass, with or without variation, a special resolution, to authorize the Board of Directors of the Company to set the number of directors from time to time within the minimum and maximum number of directors set forth in the articles of the Company, in accordance with Section 125(3) of the Business Corporations Act (Ontario).

●
AMENDED & RESTATED SHARE UNIT PLAN: To pass, with or without variation, an ordinary resolution, to approve the Company’s amended and restated Share Unit Plan.

●
ADVISORY SAY ON EXECUTIVE COMPENSATION: To consider a non-binding advisory resolution on the Company’s approach to executive compensation. See the section entitled “Advisory Vote on the Company’s Approach to Executive Compensation” in the Circular.

●
APPOINTMENT OF AUDITORS: To approve the re-appointment of KPMG LLP as the Company’s auditor for the upcoming year, and to authorize the directors to fix its remuneration. See the section entitled “The Re-Appointment of the Auditor” in the Circular.

●
OTHER BUSINESS: To transact such other business as may properly come before the Meeting or any adjournment thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE CIRCULAR PRIOR TO VOTING.

WEBSITES WHERE THE CIRCULAR IS POSTED:

The Circular for the Meeting can be viewed online under the Company’s profile at www.sedarplus.ca or on the United States Securities and Exchange Commission website at www.sec.gov or on the Company’s website at www.denisonmines.com.

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR:

Shareholders may request paper copies of the Circular and other meeting materials, including the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the report of the auditors thereon and related Management’s Discussion and Analysis, by first class mail, courier or the equivalent at no cost to the shareholder. Requests by email to info@denisonmines.com or by calling toll-free at 1-888-260-4455 may be made up to one year from the date the Circular was filed on SEDAR+.

The Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Circular will be sent to such shareholders within ten days of their request. Requests must be made by email to info@denisonmines.com or by calling toll-free at 1-888-260-4455. It is recommended for shareholders who wish to receive paper copies of the Circular in advance of the voting deadline to make requests no later than April 28, 2025. Please note that Denison cannot guarantee delivery, and delivery could be subject to delay.

Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Circular with this notification. The Financial Statement Request Card is included with the proxy and voting instruction form.

VOTING:

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the method set out in the enclosed voting instruction form or proxy.

Registered Holders are asked to return your proxies using the following methods by the proxy deposit date noted on your proxy, which is by 11:30 a.m. (Eastern Time) on May 8, 2025:

INTERNET:	Go to www.investorvote.com and follow the instructions.
TELEPHONE:	You may enter your voting instructions with Computershare by telephone at: 1-866-732-8683 (toll free within North America), or 312-588-4290 (international direct dial)
FACSIMILE:	Fax to Computershare at 1-866-249-7775 or 416-263-9524.
MAIL:
Complete the form of proxy or any other proper form of proxy, sign it and mail it to Computershare at:

Computershare Investor Services Inc.
Toronto Office, Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1

Beneficial Holders are asked to return your voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to www.proxyvote.com and follow the instructions.
TELEPHONE:	You may enter your voting instructions with Computershare by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French).
MAIL:	Complete the voting instruction form, sign it and mail it in the envelope provided.

Shareholders with questions about notice and access can call Denison toll free at 1-888-260-4455.